December 12, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, DC 20549 USA
Attention: Claire Erlanger and Kevin Woody

Re:   ELBIT SYSTEMS LTD (the "Company")
Form 20-F for the Year Ended December 31, 2021
File No. 000-28998

Dear Ms. Erlanger and Mr. Woody:

Set forth herein are our responses to the comments contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 7, 2022, with respect to our Form 20-F referenced above. For your convenience, prior to each response below we have restated the applicable Staff comment.

As a preliminary matter, we note that one of our advisors had a brief teleconference with the Staff on November 9, 2022, in which our advisor explained that (a) we are providing in this letter information that we believe to be responsive to the Staff’s comments, and (b) as noted below, we intend to incorporate the information provided in this letter into our future Forms 20-F, beginning with our Form 20-F for fiscal year ending December 31, 2022, which we expect to file no later than April 30, 2023. We believe that addressing the Staff’s comments in future filings is the most efficient manner of providing the additional disclosures with respect to the matters raised in the Staff’s comments, especially in light of the expected timing of filing our 2022 Form 20-F.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Form 20-F for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Data, page 47

Comment:

1.
We note from your Non-GAAP reconciliations on page 48 that you adjust Non-GAAP Gross Profit and Non-GAAP Operating Income for amortization of purchased intangible assets. Please revise your disclosure to address: 1) what amortization is being excluded from the measure; and 2) while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to revenue generation. Additionally, please tell us, and revise to disclose, the nature of the amounts adjusted for “Covid-19 related expenses and write-offs.”

Response:

Amortization of purchased intangible assets

In response to the Staff’s comment, the Company advises the Staff that during 2021, 2020, and 2019 it recognized amortization expenses of intangible assets of $47.0 million, $39.4 million, and $36.1 million, respectively. The intangible assets that were amortized in 2021 include the amortization of Technology - $15.7 million, Customer relations - $17.3 million, and Trademarks and others - $14.0 million. All the amortization expenses mentioned above were non-cash items and all were excluded (i.e., adjusted) in the Company’s non-GAAP financial measures.

We propose adding the following explanation (in a footnote* to the non-GAAP reconciliation) in our 2022 Form 20-F (such revisions are marked in underlined italics for the convenience of the Staff):

Reconciliation of GAAP *(Audited) to

Non-GAAP *(Unaudited) Supplemental Financial Data

(U.S. dollars in millions, except for per share amounts)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
GAAP gross profit	1,358.0	1,165.1	1,136.5
Adjustments:
Amortization of purchased intangible assets *	26.7	22.7	22.0
Covid-19 related expenses and write-offs**	—	56.0	—
Expenses related to acquisitions	—	—	55.0
Impairment of long-lived assets	—	3.4	—
Non-GAAP gross profit	1,384.7	1,247.2	1,213.5
Percent of revenues	26.2%	26.7%	26.9%

GAAP operating income	418.5	325.7	321.6
Adjustments:
Amortization of purchased intangible assets *	47.0	39.4	36.1
Covid-19 related expenses and write-offs**	—	56.6	—
Impairment of long-lived assets	—	3.4	—
Expenses related to acquisitions	—	—	55.0
Gain from change in holdings			(1.2)
Capital gain	(14.7)	(35.0)	(31.8)
Non-GAAP operating income	450.8	390.1	379.7
Percent of revenues	8.5%	8.4%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	274.4	237.7	227.9
Adjustments:
Amortization of purchased intangible assets*	47.0	39.4	36.1
Covid-19 related expenses and write-offs**	—	56.6	—
Expenses related to acquisitions			55.0
Gain from changes in holdings	—	—	(1.2)
Capital gain	(24.9)	(35.0)	(31.8)
Revaluation of investment measured under fair value option	(17.3)	(20.8)	(8.3)
Impairment of investments	—	7.9	3.7
Non-operating foreign exchange losses	10.6	33.4	24.6
Tax effect and other tax items	77.8	(0.7)	(8.2)
Non-GAAP net income attributable to Elbit Systems’ shareholders	367.6	318.5	297.8
Percent of revenues	7.0%	6.8%	6.6%

GAAP diluted net EPS	6.20	5.38	5.20
Adjustments, net	2.10	1.82	1.59
Non-GAAP diluted net EPS	8.30	7.20	6.79

*While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

** The COVID-19-related expenses included in our 2020 results were primarily related to write-offs of pre-contract costs and excess and obsolete inventories, and provision for loss due to changes in forecasted orders.

Covid-19 related expenses and write-offs

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures, and shelter-in-place orders in various locations.

The significant slow-down in commercial air traffic, and the expectation that a commercial air traffic recovery to 2019 levels would likely take a number of years, reduced the demand for products and services for commercial aviation markets. Additionally, manufacturers of aircraft for these markets announced plans to reduce production rates to adapt to the lower demand. Following a review of the economic impact on the Company’s assets overall, and those assets impacted by the commercial aviation industry, in particular, the Company recorded in the third quarter of 2020 non-cash expenses of approximately $60 million.

The COVID-19-related expenses included in our 2020 results were primarily related to write-offs of pre-contract costs and excess and obsolete inventories and provision for loss due to changes in forecasted orders. These expenses are directly attributable to the slow-down in the commercial aviation markets due to COVID-19. Since then, the Company has not incurred similar expenses attributed to commercial aviation slow-down due to COVID-19 and does not expect these adjustments to be recurring in the future. Therefore, the Company believes the COVID-19 related expenses are not part of its regular ongoing business, and as a result, they were adjusted in the Company’s non-GAAP financial measures.

We propose adding the following explanation (in a footnote** to the non-GAAP reconciliation below) in our 2022 Form 20-F filing which we expect to file no later than April 30, 2023 (such revisions are marked in underlined italics for the convenience of the Staff and are included in the response above in-line with the relevant disclosure):

** The COVID-19-related expenses included in our 2020 results were primarily related to write-offs of pre-contract costs and excess and obsolete inventories, and provision for loss due to changes in forecasted orders.

Comment:

2.
We note your disclosure that you believe the Non-GAAP data provides useful information to investors by facilitating more meaningful comparisons of your financial results over time. Please revise to clearly disclose the specific reasons why management believes that presentation of each non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See guidance in Item 10(e)(1)(i)(c) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company advises the Staff that it evaluates its financial performance utilizing various accounting principles generally accepted in the U.S. (“GAAP”) as well as certain non-GAAP financial measures, including Adjusted gross profit, Adjusted operating income, Adjusted net income and Adjusted diluted earnings per share. These non-GAAP financial measures are provided as supplemental information to the financial information presented in the Financial Statements calculated and presented in accordance with GAAP. These non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, Covid-19 related expenses (as further detailed in the Company’s response to comment #1 above), re-evaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items.

We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’, and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

We propose revising the following explanation in our future Form 20-F filings (additions are marked in underlined italics and deletions are marked as crossed):

Non-GAAP Financial Data

The following non-GAAP financial data, including Adjusted gross profit, Adjusted operating income, Adjusted net income, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, Covid-19 related expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses Adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.

We believe Adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

~~Such non-GAAP information is used by our management to make strategic decisions, forecast future results and evaluate our current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies~~.
~~The non-GAAP financial data below includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance and other items and  financial transactions not considered to be part of regular ongoing business, which, in management’s judgment, are items that are considered to be outside the review of core operating results. In our non-GAAP presentation, we made certain adjustments as indicated in the table below~~.

These non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Note 2. Significant Accounting Policies

S. Revenue Recognition, page F-28

Comment:

3.
We note from your disclosure on page 22 that some of your projects operate under PFI or similar financing arrangements where you provide long-term financing arrangements or facilities, with the repayment generally made based on the project’s cash flow. Please explain to us how you have considered these financing arrangements in your revenue recognition in accordance with the guidance in ASC 606-10-32-15 through 20. Also, please revise your disclosure accordingly in accordance with ASC 606-10-50-12(b) which requires disclosure of any significant financing components.

Response:

In response to the Staff’s comment, our below response sets forth how the Company determines a significant financing component exists and how the Company accounts for significant financing components in its revenue recognition.

 Process Overview

The Company respectfully advises the SEC that at the inception of each sales contract, the Company makes an assessment of performance obligation, in order to determine whether a significant financing component exists. A significant financing component exists when (i) the period between the customer’s or the Company's payment and the satisfaction of the performance obligation (i.e., when control over the good or service has transferred to the customer) is greater than one year and is considered significant (ii) the timing of the transfer of the good or service is at the Company's control and (iii) the intent of the significant financing component is not to protect from a failure of either party to adequately complete its obligations under the contract. The Company analyzes the existence of either a significant financing component provided to a customer, or a significant financing component received from a customer.

For identified significant financing components, the transaction price is adjusted to reflect the time value of money by using an interest rate, which represents the borrowing interest rate applicable to the credit period and the credit rating of the particular customer, in a case where the financing component, was provided to the customer, or the borrowing rate of the Company, in case the financing was received from a customer. Thereafter, the financing component is reflected at the performance obligation level as a reduction or as an addition to the revenue, respectively, with a corresponding amount as interest income or expense, respectively, to be pro-rated over the credit term.

The Company applies the practical expedient provided by ASC 606-10-32-18, whereby an entity need not adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between the time when the entity transfers a promised good or service to a customer and the time when the customer pays for that good or service will be one year or less.

Analysis of Disclosure Requirements

With respect to identified financing components during each of the years ended December 31, 2021, 2020, and 2019, the Company had identified only a few contracts with financing components, where the aggregated amount of the financing components included in revenues during 2021, 2020 and 2019 respectively was at an inconsequential level. Consequently, the financing components were not separately disclosed in revenue recognition. Based on the above analysis, we believe that for the year ended December 31, 2021 the Company is in compliance with the disclosure requirements set forth under ASC 606-10-50-12(b). The Company will keep monitoring whether other future contracts include significant financing components that should be disclosed in accordance with ASC 606-10-32-15 through 32-20.

Also, with respect to the Staff's comment, we propose to delete the paragraph relating to PFI which was on page 22 of our Form 20-F for the year ended on December 31, 2021, since the Company was not engaged in PFI contracts  during 2021, 2020 and 2019, and instead include the following explanation as part of Note 2 Significant Accounting Policies – Revenue Recognition in our future Form 20-F filings (revisions in the applicable paragraph are marked in underlined italics for the convenience of the Staff):

“…. Revenues from our contracts are recognized using the five-step model in ASC 606, “Revenue from Contracts with Customers”. At first, the Company determines if an agreement with a customer is considered a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods and services that will be transferred to the customer is considered probable. The Company then assesses the transaction price for a contract in order to determine the consideration the Company expects to receive for satisfying the performance obligations called for in the contract. At contract inception, the Company also assesses the timing of transfer of goods and services to the customer as compared to the timing of payments, to determine whether a significant financing component exists. In certain limited instances, we may provide our customers with long-term financing arrangements which are assessed if they meet the criteria to become a significant financing component. To the extent such long-term financing creates a significant financing component, it is reflected as a reduction to the transaction price with a corresponding interest income pro-rata over the credit period. A payment received from customers in advance of the satisfaction of the corresponding performance obligation for a period extending 12 months or more that is deemed significant may also be considered to be a significant financing component. To the extent such an advance payment create a significant financing component, it is reflected as an addition to the transaction price, with a corresponding interest expense pro-rated over the credit period. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year. To the extent the transaction price includes variable consideration (e.g., contract penalties, economic price adjustments, unpriced change orders or like measures), the Company usually estimates the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances….”

Note 22. Shareholders’ Equity

(C). 2018 Equity Incentive Plan, page F-69

Comment:

4.
We note from your disclosure in Note 22 that in 2021 you granted 525,000 stock options. Please revise your notes to the financial statements to disclose the assumptions used to value those options. See guidance in ASC 718-10-50-2(f).

Response:

During 2021, the Company granted 525,000 options under its 2018 Equity Incentive Plan for Executive Officers (the "2018 Option Plan"). The Company estimated the fair value of the granted options using the lattice-based option valuation model. The expenses of the 2018 Option Plan that were included in the Company's 2021 financial results amounted to $5,312 thousand, of which $2,213 thousand were related to the options granted during 2021.

We propose adding a table and detailed explanation in Note 2 Significant Accounting Policies – Stock-Based Compensation in our future Form 20-F filings, disclosing the assumptions that were used to estimate the fair value of employee stock options as follows (revisions are marked in underlined italics for the convenience of the Staff):

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.          STOCK-BASED COMPENSATION

The Company accounts for share-based arrangements under ASC 718, “Compensation – Stock Compensation”, which requires all share-based payments, including grants of employee stock options, to be recognized in the income statement based on their fair values.

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model. During the years ended 2021 and 2022, the Company granted 525,000 options and __________ options respectively. The valuation includes the following weighted average assumptions:

	2022	2021	2020(*)
Dividend yield	___	2.09%	-
Expected volatility	___	23.55%	-
Risk-free interest rate	___	0.46%	-
Expected life	___	5.25 years years	-
Forfeiture rate	___	0.56%	-
Suboptimal factor	___	1.75	-

(*) During 2020 there were no grants.

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, the average of those ranges are disclosed. Expected volatilities are based on implied volatilities from the historical volatility of Elbit Systems Ltd.’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The average of the range, given above, results from certain groups of employees exhibiting different behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option. The dividend yield assumption is based on historical dividends.

Note 23. Major Customer and Geographic Information, page F-73

Comment:

5.
We note your disclosure in Note 23 that you operate in one reportable segment. Please tell us if you have more than one operating segment that is aggregated into this one reportable segment, and if so, please identify these operating segments for us. Also, please explain to us why the company is organized in the manner that it is, and how the CODM makes decisions about allocations of resources and assesses performance of the company.

Response:

In response to the Staff's comment, we set forth below a detailed description of the organization of the Company's operations by business units and an explanation of why we believe the Company operates in one reportable segment (and as such, why the business units do not represent separate operating segments pursuant to ASC 280).

A.	Overview

Elbit Systems Ltd. and its subsidiaries (the “Group”) are primarily engaged in providing solutions to the Aerospace and Defense (“A&D”) industry. In the A&D industry, due to the technological sophistication and operational requirements, it is common for customers to ask for integrated solutions for their systems and products, which the Group provides through a collaboration among its Business Units (“BUs”).

B.	Major Business Units

The Group activities are organized into five BUs - four BUs based on solutions and one territorial BU. These BUs cooperate on common projects performed by the Group (“joint projects”).

It is common for the BUs to provide their products to the same customers either through joint projects or by marketing and offering a combined and integrated solution containing a variety of capabilities, products, and technologies of the Group portfolio from various BUs or subsidiaries, all tailored to satisfy the customer’s or project’s specific requirements.

The BUs are as follows:

1.
ISTAR and Electronic Warfare ("EW") – A solutions-based BU. The BU solutions are integrated into  a broad range of products and solutions provided by our various BUs, primarily electro-optical products and systems, including self-protection suites, electronic countermeasure systems and sensors, homeland security (HLS), and intelligence for Group joint projects and customers for aerospace, land and payloads for Unmanned Aircraft Systems ("UAS") applications. In addition, as part of its EW offering, the BU offers EW and electronic countermeasure systems and sensors, cyber security solutions, and radar systems for air traffic and land applications, which are applicable to several of the Group's areas of activities and for the Group joint projects in the areas of airborne, ground, electro-optics, and Command, Control, Computer, intelligence, Surveillance, Reconnaissance (C4ISR).

2.
Aerospace – A solutions-based BU, with a portfolio which primarily includes products and systems for airborne platforms upgrades, airborne applications, and systems, including airborne electro-optics systems, HLS intelligence gathering systems, air traffic identification systems, land systems, UAS, ground control systems for UAS, unmanned surface vessels (USVs) as well as C4I and intelligence gathering products and systems, weapon guidance products, airborne C4I systems and training and simulators systems for Group joint projects and customers for both airborne and land applications as well as commercial aviation systems.

3.
 Land – A solutions-based BU, which includes primarily products and systems for ground forces provided by the Group's various BUs, including military vehicle systems, artillery systems, protection systems and munitions, and also including significant activities for airborne applications and other Group joint projects. Land BU solutions frequently containing technologies, products, and systems provided by other Group BUs as part of the Group’s joint projects.

4.
C4I and Cyber – A solutions-based BU, which primarily provides solutions to the Group joint projects and customers in the areas of products and systems for military communication systems and products, network centric systems, intelligence, and cyber embedded systems, surveillance systems, HLS systems, and command and control systems.

5.
Elbit Systems of America ("ESA") – A geography-based BU in the U.S. The ESA BU frequently acts as a territorial entity prime contractor in the U.S. for the products and services of the other BUs, including airborne, ground, electro-optics, C4I, HLS, sustainment, and support solutions, as well as naval systems, commercial aviation and to a lesser extent medical equipment products and systems. Medical activities include the sale of finished products to separate customers, not as part of any joint projects with the Company’s other BUs. For the year ended December 31, 2021, ESA's medical business performance was less than 5% of the Group's revenue or operating income and therefore was deemed immaterial. It should be noted that ESA's business does not reflect all of the Group's activities in the U.S., as more operations and revenues are conducted in the U.S. under other BUs of the Group rather than through ESA. In addition, a significant portion of ESA’s revenue is based on resources, know-how, technologies, products and systems provided to ESA by other Group BUs.

Since all of the BUs are primarily engaged in providing solutions to the A&D industry, they also share similar economic characteristics, as well as the nature of their solutions, production processes, types of customers, distribution channels and regulatory environments, and they generally operate (subject to security guidelines of local governments), in an integrated and interrelated manner.

The Group contains more than 80 statutory entities. Many of these entities became part of the Group following acquisitions or were created to support growth in various markets. The Group maintains many of these subsidiaries at a corporate level rather than at a BU level, due to factors such as ease of collaboration. access to specific customers, local marketing and sales efforts, unique engineering or manufacturing expertise, tax considerations, availability of engineering capabilities, and ability of being considered a local company in the country or geography in which they operate (specifically important for A&D customers).

Although the Group has grown over the years, and contains multiple statutory (i.e. separate legal entities) entities, it operates in an interrelated manner that depends in part on the requirements of the projects undertaken by the Group and not only on the identity of a statutory entity or BU. This means that contracts are frequently performed by more than one operating entity or subsidiary or BU within the Group based on the required operational solutions, multiple skills, technologies, and available resources that may be required for a project.

In summary, the Company’s BU structure was formed, modified and maintained primarily for managerial purposes. The Chief Operating Decision Maker, the Company's President and Chief Executive Officer (“CODM”) oversees the BU structure while promoting synergy among the BUs, and considers which business opportunities to invest in or allocate resources to, according to the BUs’ expertise, available resources, access to a specific market and business developments considerations. It should also be noted, that it is common for the CODM to change the allocation of business lines, technologies, and projects among BUs, which further demonstrates the CODM’s allocation of resources based on business development considerations or project opportunities, rather than specific BU’s performance criteria.

C.	Segments analysis

  As described by ASC No. 280-10-50-1 an operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
b.	Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c.	For which discrete financial information is available.

  Please see below for our analysis of each of the abovementioned criteria.

a.    That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

Each of the Group’s BUs engages in business activities from which it may earn revenues and incur expenses. However, as several entities or BUs in the Group cooperate on projects, the results or resources of these projects are included in the financial information of more than one BU. In addition, the Group markets and provides its customers with a wide range of capabilities from across the Group. These products and services are designed and manufactured by several BUs and then integrated into solutions tailored to the specific customer’s requirements.

b.    Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance?

Our CODM reviews the BUs’ operating results for the purpose of monitoring the performance of the business as a whole and providing strategic Group-level guidance and not for resources allocation purposes. The financial information reviewed includes business pipeline, and managerial profit and loss (P&L) which is not prepared according to GAAP nor used by the CODM for resource allocation since it frequently contains duplication of elements performed by other BUs. Furthermore, since projects are performed by more than one BU, the particular BU's financial information does not reflect all the resources needed to perform the project. Consequently, since the manufacturing or engineering operations for a joint project are often performed by more than one BU, an assessment of resources based on a particular BU’s operations would be economically and financially incorrect and misleading and therefore not beneficial to the CODM or to users of the Company's financial statements.

Resource allocation is commonly determined on a joint project or on a Group-wide basis rather than solely on a BU basis. The responsibility among the solutions based BUs to lead various project elements is frequently determined by the CODM on a case-by-case basis. The decision as to the allocation of a joint project or part of it to an individual Group entity or a BU is dependent on a number of considerations including financing, taxation, customer specifications, technical capabilities, relationships with the customer, project management capabilities, past experience and other factors. Therefore, the allocation of the elements of projects among BUs is not uniform and has frequently changed. In addition, the CODM reviews cross-company projects for resources allocation and performance on a Group level (i.e., on a cross-BU joint project basis), which includes all participating BUs.

For example, R&D, resources and certain R&D investments are allocated among the BUs centrally by the CODM giving significant consideration to Company-wide needs, including technology base, anticipated market requirements, business development and other considerations, and not solely based on the performance of a particular BU. R&D activities may be performed by one or several BUs and the resulting intellectual property (“IP”) may many times be used by other BUs when it is required to meet project requirements or marketing opportunities. Similarly, decisions are made centrally with respect to the allocation of IP resources. Moreover, the CODM considers which business opportunities to invest in, and allocate resources to, according to the Company’s strategy, potential projects, potential markets, and other considerations not solely related to a BU’s performance. Based on the foregoing, presentation of a BU's financial information would not necessarily reflect these ad hoc R&D allocations and thus may confuse a user of the Company’s financial statements because the cost of developing the IP may not be reflected in the BU benefiting from the IP. Furthermore, for many other cost elements (e.g., infrastructure, communications, IT, legal, HR recruitment, welfare services, training services and certain other costs elements), the Group central service management functions are responsible for allocating resources, monitoring and reporting to the CODM.

Based on the above, the Group’s management believes that it has not met this criterion, as resource allocation is done by the CODM primarily at a joint project level or on a Group-wide basis, rather than at the BU level.

 c. Discrete financial information about the component is available.

Discrete financial information exists for statutory entities or BUs, in most cases for the needs of the Group's financial statement consolidation, regulatory requirements (e.g., tax authority or bank requirements) or for business monitoring purposes. However, as previously discussed, the CODM does not review GAAP-prepared financial statements of a BU and instead reviews a managerial P&L which is presented with duplications and frequently with revenues and profit allocated from one BU to another to incentivize synergies between the BUs. Consequently, each BU's separate financial information does not reflect the BU's performance or activity and as such is not used for resource allocation purposes.

Furthermore, the CODM provides the Company's Board of Directors ("BOD") with information regarding the Group’s consolidated results or occasionally, when required, on a project level. BU level information is not presented to Elbit Systems Ltd.'s board of directors in the normal course of BOD reviews. In addition, Company revenue is presented in geographic and operation areas. This further emphasizes that the CODM manages and measures financial information of the total Group performance rather than based on stand-alone BU performance.

Based on the aforementioned analysis, the Group’s management believes that the Group operates in one operating segment and that the data provided by the Group by areas of operation (a designation roughly equivalent to product lines) and geographical regions, fairly describes the manner in which the Company is managed and provides more useful information to investors by facilitating meaningful comparisons of the Company's financial results over time.

*     *     *

We acknowledge that the Company and its management are responsible for the adequacy and accuracy of the disclosure in documents filed and furnished to the SEC notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at: kobi.kagan@elbitsystems.com.

Very truly yours, ELBIT SYSTEMS LTD. By: /s/ Dr. Kobi Kagan Name: Dr. Kobi Kagan Title: Executive Vice President and Chief Financial Officer

cc: Jonathan Ariel, Adv., Executive Vice President and Chief Legal Officer, Elbit Systems Ltd.